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Pedro J. Bermeo

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4091 tel pedro.bermeo@davispolk.com

CONFIDENTIAL

June 23, 2021
Re:	Weber Inc. Draft Registration Statement on Form S-1 Confidentially Submitted May 10, 2021 CIK No. 0001857951

Ms. Erin Purnell

Mr. Sergio Chinos

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Purnell and Mr. Chinos:

On behalf of our client, Weber Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated June 4, 2021 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions, including financial statements and data for interim periods ended March 31, 2021 and 2020.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

General

1.

Please provide us supplemental copies of all written communications as defined in Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained or intend to retain copies of these communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response:

The Company acknowledges the Staff’s comment and confirms that it will supplementally provide the Staff with copies of all written communications that it, or anyone authorized to do so on its behalf, presents to potential investors in connection with “testing the waters” activity conducted in reliance on Rule 163B of the Securities Act.

2.

We note your disclosure that certain industry data included in your registration statement was obtained from periodic industry publications, third-party studies and surveys. Please clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, please provide the consent of the third-party in accordance with Rule 436.

Response:

The Company respectfully advises the Staff that the only third-party data that the Company commissioned in connection with the preparation of the Registration Statement is the Frost & Sullivan: Grill Market Study. In response to the Staff’s comment, the Company has revised the disclosure on page ii of the revised Registration Statement to clarify that it commissioned the Frost & Sullivan: Grill Market Study and will file the consent of Frost & Sullivan in accordance with Rule 436 as an exhibit to the Registration Statement upon the public filing thereof.

Market and industry data, page ii

3.	Please elaborate on the data behind your net promoter score. For example, please disclose the sample size that the score was derived from.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page ii of the revised Registration Statement.

Use of Proceeds, page 79

4.	We note that you intend to use some of the proceeds from this offering to repay certain indebtedness. Please provide the information described in Instruction 4 to Item 504 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the revised Registration Statement.

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

Registration Rights Agreement, page 169

5.

You disclose that you will enter into a Registration Rights Agreement with the Pre-IPO LLC Members prior to the consummation of this offering. Please disclose whether you anticipate any maximum cash penalties related to the Registration Rights Agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 189 of the revised Registration Statement.

Financial Statements of Weber-Stephen Products LLC, page F-5

6.	Please note the updating requirements of Rule 3-12(a) of Regulation S-X.

Response:

The Company acknowledges the Staff’s comment and confirms that the Company has included interim financial statements as of and for the six months ended March 31, 2021 in the revised Registration Statement.

7.

We note that certain of your non-GAAP measures have been adjusted for business transformation costs and operational transformation costs. Business transformation costs include major business transformation initiatives that require severance or other unusual costs, while operational transformation costs are defined as restructuring and transformation initiatives related to major supply chain, operational moves and startups that are designed to enable future productivity. As such, please tell us what consideration you gave to presenting disclosures related to restructuring activities pursuant to ASC 420-10-50-1.

Response:

The Company respectfully acknowledges the Staff’s comment. Business transformation costs included certain severance and voluntary retirement costs associated with personnel actions taken in our EMEA region and in the US, which were accounted for under ASC 420. The EMEA severance plan related to a reduction in force as a result of actions taken to consolidate certain finance and administrative functions, including the establishment of a European shared service center. The related severance benefits were recorded once management had defined and committed to the plan, and the respective employees had been notified of their pending termination benefits, as the employees were not required to render service in order to receive their termination benefits. These actions were substantially completed within their respective reporting periods and the liability remaining at the end of the reporting period was immaterial to the Company’s consolidated balance sheet ($1.7 million and $0 as of September 30, 2019 and 2020, respectively). In the US, a voluntary retirement program was offered for a short period of time to employees who were of or near retirement age and provided an enhanced benefit in exchange for the employee’s voluntary termination within a specified timeframe. In addition, certain other termination actions were taken in the US to address performance or changes in strategic initiatives that impacted personnel. The related severance benefits were recorded and paid within the same reporting periods as when the actions took place. The total severance and voluntary retirement costs for the EMEA and US actions noted above were $3.5 million in the fiscal year ended September 30, 2018, $8.8 million in the fiscal year ended September 30, 2019, and $2.4 million

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

in the fiscal year ended September 30, 2020. Of these amounts, all costs from fiscal years ended September 30, 2018 and 2020 were recorded in Selling, General and Administrative Expenses. For the $8.8 million recognized in fiscal year ended September 30, 2019, $1.8 million was recorded in Cost of Goods Sold and $7.0 million was recorded in Selling, General and Administrative Expenses. Because the liability amount and related charges in each respective fiscal period were not material to the consolidated financial statements, we did not include all disclosures that would otherwise be required by ASC 420-10-50. Other business transformation costs primarily included costs associated with consulting fees related to the design and implementation of the Company’s new go-to market strategy and one-time costs related to the recruiting and relocation of certain personnel.

The operational transformation costs included certain holding costs related to a closed US-based manufacturing plant. These costs included real estate taxes, utilities and certain moving costs to clear the facility. In addition, certain payroll costs associated with personnel involved in maintaining and preparing the facility for sale were also identified as transformation costs. Total costs for these items were $0.9 million in the fiscal year ended September 30, 2019, and $1.5 million for the fiscal year ended September 30, 2020. These exit costs were expensed as incurred in the consolidated statements of income, in accordance with ASC 420-10-30-10, and were considered one-time costs for inclusion in the non-GAAP measures. Other operational transformation costs primarily related to costs associated with the implementation of the Company’s new global operating system and startup costs related to the Company’s new manufacturing facility in Poland.

Note 1. Basis of Presentation and Significant Accounting Policies.

Revenue Recognition, page F-13

8.	Please help us understand how you have complied with the disclosure requirements related to disaggregated revenues from contracts with customers as set forth in ASC 606-10-50-5.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 55-91 in preparing its disclosures. In applying the disaggregation framework, the Company considered certain categories that the standard indicates may be appropriate for disaggregation purposes, including (a) the type of good or service, (b) geographical region, (c) market or type of customer, (d) type of contract, (e) contract duration, (f) timing of transfer of goods or services, and (g) sales channel. The Company selected (b), as the Company believes that geographical region, or disclosure of revenues from the Americas; Europe, the Middle East, Africa (EMEA); and the Asia-Pacific region (APAC), is most appropriate to enable users of the financial statements to understand how the nature, amount, timing, and uncertainty of revenue cash flows are affected by economic factors as required by ASC 606-10-50-5. This disaggregation also aligns with how the Company is managed and makes decisions as to how and what products are brought to market, which can affect the nature, amount and timing of its revenue cash flows.

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

In its assessment, the Company also considered its offerings, which consist primarily of products (grills and accessories), and a comparatively smaller service line. For products, the accessories are sold to the same markets and customers that purchase the grills. The timing of control transfer and the sales channel are also the same between grill sales and accessory sales. Accordingly, the Company believes the nature, amount, timing, and uncertainty of revenue is consistent between grills and accessory sales, and therefore, further disaggregation is not beneficial for users of the Company’s financial statements. As to its service line, the Company also provides Grill Academy (consumer classes on grilling) and installation services, however these offerings amount to less than 1% of total consolidated revenue.

The Company believes that it meets the objective of ASC 606-10-50-5 with one category of revenue disaggregation based on geography, as there are no other categories in the Company’s revenue from contracts with customers that have unique risk characteristics that would specifically depict how the nature, amount, timing and uncertainty of revenue and cash flows may be affected by economic and industry factors.

The Company evaluated each of the example revenue categories in accordance with ASC 606-10-55-91 as follows:

a.	Type of good or service (for example, major product lines)

As mentioned above, the Company has a variety of offerings; however, product sales (which includes the sale of grills and accessories) to customers represents nearly all of its consolidated revenue streams. Services (the Grill Academy and installation services) account for less than 1% of its total consolidated revenue. The Company believes the information currently presented provides sufficient information for users of the consolidated financial statements.

b.	Geographical region (for example, country or region)

The Company has disaggregated its revenues by the primary geographies from which it sells its products, which include: the Americas, EMEA, and APAC. A key determinant of how the nature, amount, timing, and uncertainty of the Company’s revenue and cash flows are affected by economic factors is by geographical region. The Company believes geographical region provides a meaningful indication of how its revenue from contracts with customers are affected by economic factors due to the global nature of its customers and operations. For example, transfer of control differs by geographic region. Timing of control transfer for contracts within EMEA and APAC are primarily based on when the product arrives at its destination, while in the Americas, revenue is primarily recognized when the product is shipped. Further, the Company’s chief operating decision maker reviews information based on geographic segments in connection with evaluating performance and determining resource allocations. Each of these geographic regions are responsible for determining the pricing and marketing of its product offerings, as well as maintaining its customer relationships, which can affect the nature, amount and timing of its revenue cash flows. The Company

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

does not further disaggregate its foreign revenue as its revenue generated in each foreign country is consistent in nature and timing across countries within the respective regions.

c.	Market or type of customer (for example, government and nongovernment customers)

Product sales are all similar in characteristics, and as such, are sold into similar markets. The Company’s contracts are primarily with third party retailers, including those retailers’ ecommerce platforms. The Company does have other sales that are direct to consumer (DTC) which are primarily through its website (Weber.com). These sales comprise less than 5% of total consolidated revenues. Sales to third party retailers make up over 95% of the Company’s consolidated revenues. Given the high concentration of revenues with retailers, the Company does not believe disaggregating revenue by customer type would be meaningful.

d.	Type of contract (for example, fixed-price and time-and-materials contracts)

For all customers, sales are typically at a fixed price for each product ordered. The Company allows for rebates and discounts; however, these discounts and rebates are recorded at the customer level. As such, the Company does not calculate or manage allowances and rebates at the product level. The Company does not have any other pricing mechanisms (for example, time-and-materials or milestone payments).

e.	Contract duration (for example, short-term and long-term contracts)

The Company maintains long-term contracts primarily with third party retailers which outline key terms of sale (such as timing of control transfer and payment terms). However, the contract for accounting purposes is the purchase order, which is typically fulfilled in a relatively short period of time. For direct to consumer sales, customers simply place orders online. For sales to retailers and direct to consumer, once that distinct order has been fully shipped or delivered, depending on the sales terms, the Company has satisfied its performance obligation to that customer and there are no remaining performance obligations with such customer.

f.	Timing of transfer of goods or services (for example, revenue from goods or services transferred to customers at a point in time and revenue from goods or services transferred over time)

Revenue is recognized on a point-in-time basis for all product sales, the only differentiator being the point in time in which control transfers, which is based on geographic location. As mentioned above, revenue is predominantly recognized when shipped in the Americas, while it is typically recognized when delivered in EMEA and APAC based on the indicators of control transfer. As such, further disaggregation based on timing of control transfer would not be a meaningful metric.

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

g.	Sales channels (for example, goods sold directly to consumers and goods sold through intermediaries)

The Company believes that the nature of products and categories across its catalog of product offerings is similar as substantially all of the products are sold to third party retailers and end-use customers. Though the retailers sell the goods to end-use customers, the Company’s performance obligation is satisfied at the time of sale to the retailers.

In accordance with ASC 606-10-55-90, the Company also considered how information about its revenue has been presented for other purposes:

The Company’s disaggregation of revenue is consistent with how the Company has otherwise discussed the business, including in the Company’s MD&A, and with how the business is managed (i.e., on a geographic basis). While the Company does provide incremental information on sales through e-commerce platforms of its retailers and its own DTC within MD&A to better inform investors of trends, the Company does not believe that disaggregation of these sales would provide investors with meaningful information related to the nature, amount, timing and uncertainty of revenue and cash flows.

As the Company assessed and considered ASC 606-10-50-5 and 55-89 through 55-91, the Company concluded that further disaggregation of revenue is not required under the standard.

Note 2. Goodwill and Other Intangibles. Page F-22

9.

We note that you acquired all rights to the trademark and intellectual property related to the Q Grill during 2019, with payments made of $17.5 million during the fiscal year ended September 30, 2019 and $18 million during the fiscal year ended September 30, 2020. Please tell us where you have classified the $17.5 million payment in the cash flows statement on page F-12.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that the $17.5 million payment to acquire all rights to the trademark and intellectual property related to the Q Grill during 2019 is presented within the “Payments for investments” line within net cash used in investing activities. Pursuant to ASC 230-10-45-13(c), payments “at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other product assets” should be recorded as cash outflows for investing activities, the Company included the $17.5 million payment within net cash used in investing activities as it was made in conjunction with the close of the purchase on February 1, 2019. The $18 million payment was made eight months subsequent to the close of the purchase agreement. Therefore, the Company does not believe the payment took place soon after the purchase and included the $18 million within net cash used in financing activities.

Ms. Purnell

Mr. Chinos

Division of Corporation Finance

U.S. Securities and Exchange Commission

Note 15. Segments. Page F-42

10.	Please tell us what consideration you gave to presenting product line disclosures as required by ASC 280-10-50-40.

Response:

The Company respectfully acknowledges the Staff’s comment. The Company has considered the disclosure requirements of ASC 280-10-50-40, which requires a Company to provide revenues from external customers for each product and service or each group of similar products and services, unless it is impracticable to do so. As noted in response to Comment #8, the Company’s products are sufficiently similar in that they are sold to the same type of customers, under the same contractual terms, and are all within the grilling market. As noted above, discounts and rebates are managed at the customer level and not at the product level, such that net sales are not available on a product line basis. As net sales are not available at the product level, the Company does not present product level disclosures.

* * * *

Should any questions arise, please do not hesitate to contact me at (212) 450-4091 (tel) or pedro.bermeo@davispolk.com, or Michael Kaplan at (212) 450-4111 (tel) or michael.kaplan@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Pedro J. Bermeo

Pedro J. Bermeo

cc:	Chris M. Scherzinger, Chief Executive Officer

Bill Horton, Chief Financial Officer

Weber Inc.

Michael Kaplan

Davis Polk & Wardwell LLP

Richard A. Fenyes

Joshua Ford Bonnie

Simpson Thacher & Bartlett LLP